December 4, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Tonya K. Aldave

Mr. J. Nolan McWilliams

Re:	Moderna, Inc.

Registration Statement on Form S-1 (File No. 333-228300) (the “Registration Statement”)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Moderna, Inc. that the effectiveness of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on December 6, 2018, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that we and the other prospective underwriters have distributed approximately 3,954 copies of the preliminary prospectus dated November 28, 2018 (the “Preliminary Prospectus”) between November 28, 2018 and the date hereof to prospective underwriters, dealers, institutional investors and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, we hereby confirm that we are, and the other prospective underwriters have confirmed that they are, complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of page intentionally left blank]

Very truly yours,

MORGAN STANLEY & CO. LLC
GOLDMAN SACHS & CO. LLC J.P. MORGAN SECURITIES LLC
As Representatives of the several Underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Kathy Bergsteinsson
Name:	Kathy Bergsteinsson
Title:	Managing Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Elizabeth Wood
Name:	Elizabeth Wood
Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Ben Burdett
Name:	Ben Burdett
Title:	Managing Director

[Signature Page to Request for Acceleration of Effectiveness]